Exhibit 99.1

Audit Committee Letter

March 20, 2019

The Audit Committee of the Board of Directors of the Federal Home Loan Bank of Cincinnati (FHLB) at year-end 2018 was composed of seven Directors, three who represent the public sector and four who represent industry members. The members of the Audit Committee at year-end 2018 were J. Lynn Anderson, Chair; Grady P. Appleton; Brady T. Burt; James R. DeRoberts; Mark N. DuHamel; Leslie D. Dunn, and David E. Sartore.

The 2019 Audit Committee is comprised of seven Directors, three who represent the public sector and four who represent industry members. Both the 2018 and 2019 Audit Committee members are independent, as defined by the Federal Housing Finance Agency.

The Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the FHLB's accounting and financial reporting process, compliance with laws, regulations, policies and procedures, and the adequacy of administrative, operating, and internal accounting controls. The Audit Committee has adopted and is governed by a written charter that is posted on the FHLB’s website at www.fhlbcin.com. The Audit Committee met on 10 occasions to satisfy its responsibilities during 2018 in compliance with the charter, and met separately with the Chief Audit Executive and the FHLB’s Independent Registered Public Accounting Firm. In fulfilling its responsibilities under its charter, the Audit Committee has reviewed and discussed the audited financial statements with management. The Audit Committee also discussed with the Independent Registered Public Accounting Firm the matters required to be discussed by applicable Public Company Accounting Oversight Board (PCAOB) standards. The Committee also received the written disclosures and the letter from the Independent Registered Public Accounting Firm required by PCAOB standards, and discussed with the auditors the Firm's independence.

Based on the review and discussions referred to above, the current members of the Audit Committee recommended to the Board of Directors that the FHLB’s audited financial statements for the fiscal year ended December 31, 2018, be included in the FHLB’s annual report on Form 10-K filed with the Securities and Exchange Commission.

J. Lynn Anderson, Chair
Grady P. Appleton
Brady T. Burt
Mark N. DuHamel
Leslie D. Dunn
Michael P. Pell
David E. Sartore